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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tuxis Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

901 14 4 105

(CUSIP Number)

Lynne Silverstein
Ault Glazer Bodnar & Company Investment Mangement, LLC
100 Wilshire Boulevard, Suite 1500, Santa Monica, CA 90401
(310) 752-1416

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 901 14 4 105

1.	Name of Reporting Person: Ault Glazer Bodnar & Company Investment Management LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4696208

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 174,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 174,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 17.8% (based upon 983,776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): IA/HC

CUSIP No. 901 14 4 105

1.	Name of Reporting Person: Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)		I.R.S. Identification Nos. of above persons (entities only): 13-3419202

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 174,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 174,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 17.8% (based upon 983,776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 901 14 4 105

1.	Name of Reporting Person: Milton C. Ault, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 174,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 174,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): Approximately 17.8% (based upon 983,776 shares outstanding as of December 31, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSR, as filed with the SEC on March 11, 2005)

14.	Type of Reporting Person (See Instructions): IN

Ault Glazer Bodnar & Company Investment Management LLC, a Delaware limited liability company (“Adviser”), Patient Safety Technologies, Inc., a Delaware corporation (“PST”), and Milton C. Ault, III (“Ault”), pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), hereby file this amended Schedule 13D (the “Statement”) with the Securities and Exchange Commission. The Adviser, PST, and Ault are collectively referred to herein as the “Reporting Persons”.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.01 par value (the “Common Stock”), issued by Tuxis Corporation (“Tuxis”), a Maryland corporation. The principal executive offices of Tuxis are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer Bodnar & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)
Place of Organization: Delaware
Principal Business: Investment Company
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Pursuant to Rule 13d-3 of the 1934 Act, Adviser may be deemed to beneficial own approximately 65,100 shares of Tuxis Common Stock held by certain individually managed accounts and private investment funds (the “Advisory Clients”) over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Tuxis Common Stock held on behalf of such Advisory Clients.

PST directly holds approximately 109,700 shares of Tuxis Common Stock.

Ault is the Chief Investment Officer and managing member of Adviser, and the Chairman and Chief Executive Officer of PST. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Tuxis Common Stock beneficially owned by both the Adviser and PST as a result of the executive positions he holds with both entities. Mr. Ault disclaims beneficial ownership over all shares of Tuxis Common Stock imputed to him by virtue of his respective positions with the Adviser and PST.

Based upon Ault’s positions with both the Adviser and PST, and pursuant to Rule 13d-5(b) of the 1934 Act, each of Ault, the Adviser and PST may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of Tuxis Common Stock. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of Tuxis Common Stock collectively held by all of the Reporting Persons. Each of Ault, the Adviser and PST disclaim beneficial ownership of all shares of Tuxis Common Stock imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of Tuxis Common Stock was approximately $538,272.46. Such amount was derived from the Advisory Clients.

The aggregate amount of funds and other consideration used by PST to purchase shares of Tuxis Common Stock was approximately $792,022.59 in cash and approximately 38,000 shares of PST Common Stock. Such amount was derived from PST’s working capital and authorized capital stock.

Item 4. Purpose of Transaction

On March 7, 2005, Ault, acting solely in his capacity as Chief Investment Officer and managing member of Adviser, contacted the management of Tuxis to recommend that Tuxis management explore a number of potential alternatives to enhance shareholder value. Specifically, Ault, on behalf of Adviser and the Advisory Clients, recommended that Tuxis management explore the possibility of effecting one or more of the following changes:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

•	a sale or transfer of a material amount of assets of Tuxis;

•	a change in the present board of directors or management of Tuxis, including potentially changing the number of directors or the term of office of such directors;

•	a material change in the present capitalization or dividend policy of Tuxis;

•	deregistration of the Common Stock of Tuxis from the American Stock Exchange; and/or

•	termination of the registration of the Common Stock of Tuxis under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereunder.

The Reporting Persons continue to have concerns regarding the ability and willingness of current Tuxis management to maximize shareholder value. To that end, Ault, on behalf of the Reporting Persons, forwarded a letter to the Board of Directors of Tuxis, dated May 5, 2005, addressing the Reporting Persons’ concerns regarding the present direction of the Tuxis. A copy of that correspondence was attached as Exhibit B to Amendment No. 1 to this Schedule 13D, filed May 5, 2005. The Reporting Persons continue to recommend that Tuxis management work with the Reporting Persons to unlock what the Reporting Persons believe to be the true shareholder value of Tuxis.

The Reporting Persons, may seek to actively participate in facilitating one or more of the above-referenced changes, though no specific transactions are contemplated at the present time.

In addition, the Reporting Persons may acquire additional shares of Common Stock of Tuxis. Specifically, the Reporting Persons have, collectively, purchased an additional 36,300 shares of Common Stock of Tuxis subsequent to the filing of Amendment No. 3 to this Schedule 13D on June 15, 2005. The Reporting Persons are filing this Amendment No. 4 to such Schedule 13D to reflect the increase in the Reporting Persons’ relative beneficial ownership of Tuxis’s outstanding shares of Common Stock resulting from such additional purchases, as required by Rule 13d-2(a) of the 1934 Act.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with Tuxis with respect to the acquisition or disposition of shares, or otherwise.
Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Tuxis and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a) Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 174,800 shares of Tuxis Common Stock, representing approximately 17.8% of Tuxis’ total number of outstanding shares. The percentage of Common Stock owned, as reported in this Statement, was calculated based upon the total number of outstanding shares of Common Stock as of December 31, 2004 (983,776) as disclosed by Tuxis in its semi-annual report to shareholders on Form N-CSR, filed with the SEC on March 11, 2005, which represents the most recent available public filing containing such information.

(b) The respective responses of each Reporting Person to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Tuxis Common Stock, are incorporated herein by reference.

(c) Below is a list of each transaction in shares of Tuxis Common Stock that involved a Reporting Person during the previous sixty days.

				Amount
			Transaction	Bought	Transaction
Name	Transaction Date	Company	Type	or Sold	Price	Broker
Patient Safety Technologies, Inc.	05/22/2005	Tuxis Corporation	Buy	500	$8.2800	BEST
Patient Safety Technologies, Inc.	05/23/2005	Tuxis Corporation	Buy	4,300	$7.8840	BEST
Patient Safety Technologies, Inc.	05/31/2005	Tuxis Corporation	Buy	2,000	$8.4435	BEST
Patient Safety Technologies, Inc.	06/09/2005	Tuxis Corporation	Buy	300	$8.2500	BEST
Patient Safety Technologies, Inc.	06/13/2005	Tuxis Corporation	Buy	5,300	$8.3417	BEST
Patient Safety Technologies, Inc.	06/16/2005	Tuxis Corporation	Sell	1,000	$8.4800	BEST
Patient Safety Technologies, Inc.	06/20/2005	Tuxis Corporation	Buy	800	$8.3075	BEST
Patient Safety Technologies, Inc.	06/22/2005	Tuxis Corporation	Buy	200	$8.4700	BEST
Patient Safety Technologies, Inc.	06/22/2005	Tuxis Corporation	Buy	1600	$8.8375	BEST
Patient Safety Technologies, Inc.	06/24/2005	Tuxis Corporation	Buy	1,000	$8.7620	BEST
Patient Safety Technologies, Inc.	06/28/2005	Tuxis Corporation	Buy	3,800	$8.8850	BEST
Patient Safety Technologies, Inc.	07/19/2005	Tuxis Corporation	Buy	12,000	(1)	BEST
Patient Safety Technologies, Inc.	07/19/2005	Tuxis Corporation	Buy	2,400	$8.4983	BEST
Patient Safety Technologies, Inc.	07/21/2005	Tuxis Corporation	Buy	8,500	$8.9135	BEST
Patient Safety Technologies, Inc.	07/22/2005	Tuxis Corporation	Buy	7,000	$9.2824	BEST

(1)	The consideration paid in connection with the purchase of 12,000 shares of Tuxis Common Stock consists of approximately 38,000 shares of PST Common Stock, with an aggregate market value of approximately $136,800, as of the transaction date.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of Tuxis.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 22, 2005

Ault Glazer Bodnar & Company Investment Management LLC
/s/ Milton C. Ault III
Milton C. Ault, III, Managing Member

Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)
/s/ Milton C. Ault III
Milton C. Ault, III, Chairman and
Chief Executive Officer

Milton C. Ault, III
/s/ Milton C. Ault III